United States securities and exchange commission logo





                              January 5, 2021

       Mick Beekhuisen
       Chief Financial Officer
       CAMPBELL SOUP CO
       1 Campbell Place
       Camden, NJ 08103-1799

                                                        Re: CAMPBELL SOUP CO
                                                            Form 10-K for
Fiscal Year Ended August 2, 2020
                                                            Filed September 24,
2020
                                                            File No. 1-03822

       Dear Mr. Beekhuisen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for the fiscal year ended August 2, 2020 filed September 24, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Significant Accounting Estimates
       Goodwill and intangible assets, page 36

   1. We note your disclosure which states that all of your reporting units had an excess fair value "well over" the
carrying value. We note elsewhere in your document that the
                                                        acquisition of
Snyder's-Lance resulted in a significant majority of your goodwill and trademark intangible
balances. Also in your document, we note that in both 2018 and
                                                        2019, the acquisition
of Snyder's-Lance has contributed losses to your earnings from continuing operations.
As such, please address the following:
                                                            Revise your
disclosure to state if true, that all your reporting unit fair values
                                                            "significantly
exceeded" their carrying value.
                                                            To the extent any
reporting unit fair value does not significantly exceed fair value, identify the
reporting unit and disclose the percentage of excess fair value over
 Mick Beekhuisen
CAMPBELL SOUP CO
January 5, 2021
Page 2
              carrying value.
                Provide expanded disclosure of your methods used to determine fair value of your reporting units as well as critical assumptions, including discount rates, terminal value growth rates and any other key assumptions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Kevin Stertzel at (202) 551-3723 with questions regarding these comments or John Cash at (202) 551-3768 with any other questions.



FirstName LastNameMick Beekhuisen                              Sincerely,
Comapany NameCAMPBELL SOUP CO
                                                               Division of
Corporation Finance
January 5, 2021 Page 2                                         Office of
Manufacturing
FirstName LastName